March 8, 2007

VIA EDGAR AND FAX

FOIA Office

Securities and Exchange Commission

100 F Street, N.E.

Mail 5100

Washington, DC 20549

Fax No.: (202) 772-9337

Re:	FOIA Confidential Treatment Request

Ladies and Gentlemen:

Please find attached a redacted copy of a response letter dated February 8, 2007 sent to the Securities and Exchange Commission (the “Commission”) staff in the Commission’s Division of Corporation Finance on behalf of BigBand Networks, Inc. (“the Company”) in connection with the Commission’s review of the Registration Statement on Form S-1, as amended (File No. 333-139652). The Company hereby makes a request for confidential treatment under 17 C.F.R. §§ 200.83 for the attached response letter.

All notices related to this Confidential Treatment Request should be sent to:

BigBand Networks, Inc.

Attention: General Counsel

475 Broadway Street

Redwood City, CA 94063

Phone: (650) 995-5000

Fax: (650) 995-0060

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

Attention: J. Robert Suffoletta, Esq.

Phone: (650) 493-9300

Fax: (650) 493-6811

FOIA Office

March 8, 2007

Should you have any questions, please do not hesitate to contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/S/ CRAIG LANG
Craig N. Lang, Esq.

cc:	Robert Horton, BigBand Networks, Inc.

February 8, 2007

VIA FACSIMILE AND OVERNIGHT COURIER

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attn:	Larry Spirgel

Melissa Hauber

Carlos Pacho

Re:	BigBand Networks, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 26, 2007

File No. 333-139652

Ladies and Gentlemen:

On behalf of BigBand Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 2, 2007 relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-139652) filed with the Commission on January 26, 2007 (as amended, the “Registration Statement”).

In connection with our submission of this letter and the attached Memorandum of Response (the “Memorandum of Response”), we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. ss.200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

In this letter, we have recited the comments from the Staff in bold and italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Note 2 – Significant Accounting Policies, page F-9

Revenue Recognition, page F-10

1.	We note your response to prior comment 2. Please address the following items in order for us to more fully understand your accounting policy for trade-in credits:

U. S. Securities and Exchange Commission

February 8, 2007

•

Confirm whether you only provide trade-in credits for products previously purchased from your competitors, rather than products previously purchased from you. If you also provide trade-ins on your own equipment, tell us whether your accounting policy differs from your policy for competitor trade-ins.

•

We note your statement at page F-10, which indicates that you estimate allowances for trade-in credits and adjust these estimates periodically based on actual experience. Clarify for us and expand your disclosure regarding the timing of these estimates. Do you record these allowances in advance of the trade-in transaction? If so, what is your basis for recording these allowances prior to the recognition of revenue? If you record the trade-in at the time of the sale transaction, clarify why the actual trade-in amount is not known and you are required to make estimates?

•	Please provide us with example journal entries to illustrate your accounting treatment for these transactions.

The Company supplementally advises the Staff that trade-in credits have been for products customers previously purchased from other third parties or the Company’s competitors. The Company intends to follow the same accounting policy when accepting trade-in credits of its own products purchased by the customers in previously unrelated transactions.

Further, the Company supplementally provides the following example to illustrate a trade-in transaction:

The Company negotiates an arrangement with a customer pursuant to which the sales price for the equipment is $25,000. The customer is also offered a trade-in credit or discount of $1,000 if they send in specifically agreed upon equipment they previously purchased in an unrelated transaction from a third party or from the Company’s competitors. The journal entries the Company records are as follows:

If the trade-in equipment is received prior to shipment:

Accounts receivable	$24,000
Revenue		$24,000
To record sale of product net of related trade-in credit

Cost of good sold	$15,000
Inventory		$15,000
To record cost of sale for the product sold

Cash	$24,000
Accounts Receivable		$24,000
To record receipt of cash

If the trade-in equipment is not received prior to shipment:

U. S. Securities and Exchange Commission

February 8, 2007

Accounts receivable	$25,000
Revenue		$24,000
Trade-in credit liability		$1,000
To record sale of product net of related trade-in credit

Cost of good sold	$15,000
Inventory		$15,000
To record cost of sale for the product sold

Cash	$25,000
Accounts Receivable		$25,000
To record receipt of cash

Trade-in credit liability	$1,000
Cash		$1,000
To record payment of the trade-in credit upon receipt of the product previously purchased from a third party or from the Company’s competitors

The Company has not sold, other than for an inconsequential scrap value, and does not intend to sell, other than for an inconsequential scrap value, the used equipment received from customers which had previously purchased the equipment from a third party or the Company’s competitors and, as such, no inventory value is recorded upon receipt of that equipment by the Company.

To date no significant estimates have been required since there have been a limited number of trade-in arrangements and, at the outset of the arrangement, it was probable that the customers would accept the trade-in offer. In all but one arrangement, the customer sent in the previously purchased equipment from the Company’s competitors within a relatively short period of time. In that one exception, the customer has not sent in the trade-in equipment to date and as a result the maximum trade-in credit amount continues to be recorded as a customer product trade-in provision in Other Current Liabilities in the Company’s consolidated balance sheets. The timing and the volume of the return of the trade-in equipment is being addressed with the customer and may require us to adjust our trade-in credit estimate downward.

Note 10 – Stockholders’ Equity (Deficit), page F-32

Stock Options, page F-33

2.	We note your response to prior comment 6. Once you have established your estimated IPO price, please provide us with a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Please see the attached Memorandum of Response to the Staff’s comment.

U. S. Securities and Exchange Commission

February 8, 2007

Please direct your questions or comments regarding this letter or the Registration Statement to the undersigned or J. Robert Suffoletta of this office at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/S/ JEFFREY D. SAPER
Jeffrey D. Saper, Esq.

cc:	Robert E. Horton, BigBand Networks, Inc.

J. Robert Suffoletta, Esq.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

BIGBAND NETWORKS, INC.

MEMORANDUM OF RESPONSE

TO COMMENT #2 IN THE SEC STAFF’S LETTER DATED FEBRUARY 2, 2007

Summary1

In response to Comment #2 set forth in the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated February 2, 2007 to BigBand Networks, Inc. (the “Company”) relating to the Company’s Registration Statement on Form S-1 (File No. 333-139652) filed initially on December 22, 2006, as amended (the “Registration Statement”), we are providing the following information for the Staff’s consideration in connection with the Company’s pricing of stock option grants made during the period from January 1, 2006, the beginning of the Company’s 2006 fiscal year, to January 24, 2007 (the “Review Period”). The Company has not granted stock options subsequent to January 24, 2007.

While not reflected in the Registration Statement as filed to date, the best estimate of the Company’s management team at this time is a price range of $2.25 to $2.75 per share for the Company’s common stock (the “Common Stock”), which will be reflected in a pre-effective amendment to the Registration Statement. This estimate is based on recent discussions among the Company’s management team, its Board of Directors (the “Board”) and the lead underwriters for the proposed initial public offering. The Company is supplementally providing this estimated range to the Staff on a confidential basis.

The Company supplementally advises the Staff that in assessing the fair value of shares of the Common Stock underlying equity awards granted during the Review Period, the Company used the valuation methodologies that it believes are consistent with the recommendation of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Company reviewed the guidance set forth in the Practice Aid and determined that using contemporaneous valuation reports as of five dates throughout fiscal 2006 was a reasonable basis for assessing the value of its Common Stock. In making this determination, the Company noted that during the Review Period there were no quoted market prices for the Common Stock and there were no arms’-length transactions with unrelated parties for the issuance of equity securities. In these circumstances, the Practice Aid recommends engaging an unrelated third-party valuation specialist to assist management in determining fair value of Common Stock. The Company engaged Empire Valuation Consultants, LLC (“Empire”), an unrelated third-party valuation firm, to provide this assistance. The Company also notes that the valuation reports contained all of the required elements and attributes for valuation reports outlined in the Practice Aid.

[1]

Please note that all share, option and per share amounts provided in this response have not yet been adjusted to reflect an anticipated reverse stock split that will be effective immediately prior to the initial public offering.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

Included as part of this response is a table under the caption “Summary Table of Option Grants During the Review Period” that summarizes all stock options granted by the Company during the Review Period. All of the stock options listed in the table were granted with an exercise price equal to the then-current fair value of the Common Stock, as determined by the Compensation Committee of the Company’s Board (the “Compensation Committee”), or by the entire Board, at the time of each grant. As discussed below, the Board obtained five valuation reports from Empire during the Review Period that was consistent with the guidance in the Practice Aid. In determining the fair market value of the Common Stock, the Compensation Committee relied on the reports of Empire and also considered a number of factors, including the Company’s historical and projected financial results, the continuing growth in the Company’s business, the risks facing the Company, historical valuations, comparative analysis of public companies and the illiquidity of and lack of available market for the Common Stock. Throughout the Review Period, the Compensation Committee was comprised exclusively of non-officer directors who have extensive experience relating to high technology companies and are familiar with the issues surrounding the valuations of securities of technology companies. The Company believes that the composition of the Board and the Compensation Committee, the Board’s and the Compensation Committee’s cumulative knowledge and experience, and the quality of the available evidence at the time of the grants produced a fair valuation of the Common Stock at the time the equity awards were granted.

More recently, however, in connection with the preparation of the financial statements to be included in the Registration Statement, the Company re-evaluated the stock options granted during the Review Period. With the benefit of hindsight and after analysis of relevant factors related to the timing and potential valuation for the Company’s proposed initial public offering, the Company reconsidered whether certain of the stock options granted during the Review Period contained a compensatory expense element that should be recorded within the Company’s financial statements. As a result of this reassessment, the Company concluded that the deemed market value was in excess of the Board-determined exercise price for certain of the stock options granted during the Review Period, which was used in valuing the Company’s options pursuant to SFAS 123(R) using the Black-Scholes Model.

Empire Valuation Reports

A. Empire

In determining the value of the Common Stock on each of the grant dates during the Review Period, in accordance with the guidance in the Practice Aid, the Compensation Committee principally relied upon a valuation analysis prepared by Empire. Empire, founded in 1988, is one of the largest and most respected independent valuation consulting firms in the United States. Empire has prepared over 7,500 appraisals relating to a variety of business needs. Empire is unaffiliated with the Company and has no other direct or indirect business relationship with the Company.

B. Empire’s Valuation Methods and Key Assumptions

In each of the valuation reports prepared by Empire referenced in this Memorandum of Response, Empire employed two generally accepted valuation methods to value the Common Stock: (i) a discounted cash flow model (“DCF”) and (ii)a comparative analysis of public companies. Empire then used its

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

conclusion as to the enterprise value of the Company applying these two valuation methods and applied a valuation model for deriving the fully marketable per share value for the Common Stock itself, and then applied a probability weighting method to determine the value of the Common Stock based on the most likely liquidity events to occur with respect to the Company. As a result, Empire arrived at a conclusion as to the fair market value of the Common Stock in each of its valuation reports. In each valuation report referenced in this Memorandum of Response, the valuation methods were consistently applied by Empire as described below.

1. DCF Method

Under the DCF method, Empire based its analysis on the Company’s projected cash flows over a five year period, adjusted to reflect the Company’s assumptions about changes in the operating environment for the Company’s business over the applicable period. The projected five year cash flows that the Company provided to Empire were the same as those used by the Company for internal planning purposes. Empire discounted these future cash flows using a discount rate ranging from 15.5% to 16.5% during the Review Period. The discount rate varied in the five Empire Reports based on changes in the risk-free rate which was the rate on 20-year Treasury bonds and the after-tax debt rate of return. Empire estimated an aggregate freely tradable value, which was the estimated present value of the Company at the end of the projected five-year period. Over the five Empire Reports, the freely tradeable enterprise value of the Company ranged from $206 million in the December 2005 Valuation Report (as defined below) to $368 million in the December 2006 Valuation Report (as defined below). This approach also factored in the Company’s estimated revenues, costs, capital expenditures and other cash flows, all discounted to the current present value.

2. Comparative Public Companies Method

Under the comparative analysis of public companies method, Empire identified six public companies that were in industry sectors comparable to the Company, had actively traded shares, had some products similar to those of the Company, had sufficient publicly available financial and business information, and were incorporated and had shares that were principally traded in the United States. The pricing multiples of the selected public companies were then used to determine a market value of the equity of the Company. Empire reviewed the most recent market multiples and financial ratios for the comparable companies, including the market value of invested capital (“MVIC”) to (1) projected 2006 revenue, (2) gross profit for the trailing twelve months (“TTM”), (3) projected 2006 earnings before interest taxes and depreciation (“EBITDA”), and projected 2007-2010 EBITDA. Empire then analyzed the multiples for the comparable companies using these different comparison categories. Based on the ranges of multiples for the comparable companies compared to the corresponding implied multiples of the Company, Empire used this valuation method to reach a conclusion as to whether the value derived using the DCF methodology was reasonable.

3. Probability Weighting

Empire allocated the valuation determined using the DCF methodology among the various classes of the Company’s equity securities using the corporate securities valuation model (“CSVM”), thus deriving a fully marketable value per share for the Common Stock. After using the CSVM methodology, Empire used a probability-weighted expected return method to determine the value of the Common Stock in two scenarios:

Initial Public Offering (“IPO”) and Liquidation/Sale, based on those scenarios being the most likely liquidity events to occur.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

On a consistent basis during the Review Period, with the exception of the December 2006 Report, in its valuation reports, Empire assigned a probability weighting of 50% on an IPO scenario and 50% on a Liquidation/Sale scenario. Empire came to this probability weighting conclusion in each of its valuation reports based on discussions with Company management and management’s view that during the Review Period generally, a Liquidation/Sale scenario was considered to be a highly likely outcome due to a number of factors, including the heavy pace of consolidation within the Company’s industry as characterized by a number of acquisitions that were announced and/or completed during 2005 and 2006. These acquisitions included Cisco’s acquisitions of Scientific-Atlanta and Arroyo Video Solutions, Arris’ acquisition of Tandberg Television, Motorola’s acquisitions of Tut Systems and Broadbus Technologies, Ericsson’s acquisition of Redback Networks, and Harmonic’s acquisition of Entone’s video networking software business. In its December 2006 Report, as a result of the filing of the Registration Statement on December 22, 2006 by the Company, and the corresponding increase in the likelihood of an IPO as the liquidity path for the Company, Empire adjusted its probability weighting such that a [***]% weighting was assigned to an IPO and a [***]% weighting was assigned to a Liquidation/Sale scenario. In the Company’s view at the time, two primary factors supported [***] increase from 50% to [***]% in the probability weighting toward the IPO scenario: (1) the continuation of a high level of merger and acquisitions-related activity in the second half of 2006 within the Company’s industry sector and (2) [***]. [***]. [***]. [***].

C. Specific Empire Valuation Reports During the Review Period

1. December 2005 Valuation Report

In March 2006, Empire delivered its opinion as to the value of the Common Stock as of December 31, 2005 (the “December 2005 Valuation Report”). Using the DCF method in the December 2005 Valuation Report, Empire estimated that the marketable present value of the Company at the end of the projected period to be approximately $206 million. After using a probability weighting between the IPO and Liquidation/Sale scenarios, Empire concluded that the fair market value of the Common Stock was $0.55 per share as of December 31, 2005.

2. June 2006 Valuation Report

In July 2006, Empire delivered its opinion as to the value of the Common Stock as of June 1, 2006 (the “June 2006 Valuation Report”). Using the DCF method in the June 2006 Valuation Report, Empire estimated that the marketable present value of the Company at the end of the projected period to be approximately $225.9 million. After using a probability weighting between the IPO and Liquidation/Sale scenarios, Empire concluded that the fair market value of the Common Stock was $0.65 per share as of June 1, 2006. This valuation reflected the fact that, despite an overall increase in revenues during the first two quarters of 2006, the Company had not yet achieved profitability and one of its large customers was acquired, which raised uncertainties at the time regarding the level of future orders to be received from such customers.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

3. September 2006 Valuation Report

In October 2006, Empire delivered its opinion as to the value of the Common Stock as of September 30, 2006 (the “September 2006 Valuation Report”). Using the DCF method in the September 2006 Valuation Report, Empire estimated that the marketable present value of the Company at the end of the projected period to be approximately $352.8 million. After using a probability weighting between the IPO and Liquidation/Sale scenarios, Empire concluded that the fair market value of the Common Stock was $1.32 per share as of September 30, 2006. In addition to Empire’s valuation methodologies described above, at this time, the Company had preliminary discussions regarding its enterprise valuation with investment bankers in connection with its preparations for an initial public offering. The Company shared this information with Empire, and Empire considered such information in the preparation of their September 2006 Valuation Report. Additional factors in the increase in the valuation of the Common Stock that resulted in the September 2006 Valuation Report were that (1) the third quarter of 2006 was the Company’s initial fiscal quarter of profitability, (2) a significant and unanticipated increase in the Company’s bookings occurred in the third quarter of 2006 due to one large telecommunications customer and (3) the Company experienced a significant increase in its cash flow from operations during the third quarter of 2006.

4. November 2006 Valuation Report

In December 2006, Empire delivered its opinion as to the value of the Common Stock as of November 30, 2006 (the “November 2006 Valuation Report”). The November 2006 Valuation Report also took into account the Company’s results for October 2006 on an actual basis, the Company’s results for November 2006 on an estimated basis, and verbal updates from the Company on the progress of, and preliminary valuation discussions in connection with, its initial public offering. Using the DCF method in the November 2006 Valuation Report, Empire estimated that the marketable present value of the Company at the end of the projected period to be approximately $354.4 million. After using a probability weighting between the IPO and Liquidation/Sale scenarios, Empire concluded that the fair market value of the Common Stock was $1.34 per share as of November 30, 2006.

5. December 2006 Valuation Report

In January 2007, Empire delivered its opinion as to the value of the Common Stock as of December 31, 2006 (the “December 2006 Valuation Report”). Using the DCF method in the December 2006 Valuation Report, Empire estimated that the marketable present value of the Company at the end of the projected period to be approximately $368 million. After using a probability weighting between the IPO and Liquidation/Sale scenarios, Empire concluded that the fair market value of the Common Stock was $1.44 per share as of December 31, 2006.

Key Valuation Considerations at the Time of Specific Option Grants

In determining the fair value of the Common Stock at the time each stock option was granted, the Compensation Committee exercised its reasonable judgment and was consistent with the guidance in the Practice Aid. The Compensation Committee believed that the per share exercise prices for the shares of Common Stock underlying each option award represented the fair value of the Common Stock at the time of grant. The significant factors, assumptions and methodologies used in determining fair value during the Review Period are discussed below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

A. Options Granted in January 2006

On January 16, 2006, the Company granted options to purchase 200,000 shares of Common Stock under its 2003 Share Option and Incentive Plan (the “2003 Plan”) at an exercise price of $0.47 per share. On January 24, 2006, the Company granted options to purchase 618,100 shares of Common Stock under its 2003 Plan at an exercise price per share of $0.47 per share. As of the grant dates, the Compensation Committee determined that $0.47 was the fair market value of the underlying shares of the Common Stock.

In determining the value of the Common Stock on each of the January 2006 grant dates, the Compensation Committee principally relied upon a valuation analysis that was internally prepared in October 2005 by the Company’s finance personnel using a comparable public companies methodology. The Company identified five public companies that were in industry sectors comparable to the Company, had actively traded shares, had some products similar to those of the Company, had sufficient publicly available financial and business information, and were incorporated and had shares that were principally traded in the United States. The Compensation Committee relied on this valuation after concluding that nothing material had changed with respect to the Company’s business since October 2005. The internally prepared valuation analysis identified and compared the enterprise values of five public companies that were in industry sectors comparable to the Company. After compiling the enterprise valuations of the comparable public companies as of the date of the analysis, this valuation analysis compared the Company to such public companies using revenue, cash position, gross margin and profitability metrics. The valuation analysis then took the multiples resulting from such comparison, (1) increased the Company multiples as a result of the more rapid growth rate anticipated in the Company’s business, (2) decreased the Company multiples as a result of its lack of profitability and the illiquidity of the Company’s equity due to its status as a privately held company, and (3) decreased the resulting enterprise value of the Company to take into account the liquidation preferences attributable to the Company’s outstanding shares of preferred stock. After taking these factors into account, the analysis concluded that the fair market value of the Common Stock was $0.47 per share.

In light of the subsequently received December 2005 Valuation Report (received in March 2006), the Company has determined the reassessed value of the Common Stock for the stock option grants made during the Review Period, and as a result, with respect to the option grants made during January 2006, the reassessed value of the Common Stock was $0.55 per share, rather than $0.47 based on the December 2005 Valuation Report. Please see “Reassessment Valuation” below for a further discussion of the factors that contributed to this reassessment.

B. Options Granted in April and May 2006

On April 4, 2006 and April 10, 2006, the Company granted options to purchase 405,000 and 3,987,700 shares of Common Stock, respectively, under its 2003 Plan at an exercise price of $0.55 per share. On each of the option grant dates, the Compensation Committee determined that the fair market value of a share of the Common Stock was $0.55. In determining the value of the Common Stock on each of the April 2006 grant dates, the Compensation Committee principally relied upon the December 2005 Valuation Report prepared by Empire after concluding that nothing material had changed with respect to the Company’s business since the date of such report.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

On May 2, 2006, the Company granted options to purchase 600,925 shares of Common Stock under its 2003 Plan at an exercise price of $0.55 per share. On the option grant date, the Compensation Committee determined that the fair market value of a share of the Common Stock was $0.55. Given that no material corporate events had occurred with respect to the Company’s business and the short amount of time that had transpired since the time of the April 10, 2006 meeting, the Compensation Committee determined that the fair market value of the Common Stock as determined by Empire in the December 2005 Valuation Report was still applicable as of May 2, 2006.

In light of the Company’s subsequently received June 2006 Valuation Report, the Company has determined the reassessed value of the Common Stock for the stock option grants made during the Review Period, and as a result, with respect to the option grants made during April and May 2006, the reassessed value of the Common Stock was $0.61 and $0.63, respectively, per share, rather than $0.55, based on interpolation between the December 2005 and the June 2006 Valuation Reports. Please see “Reassessment Valuation” below for a further discussion of the factors that contributed to this reassessment.

C. Options Granted in July and August 2006

On July 12, 2006, the Company granted options to purchase 1,329,450 shares of Common Stock, under its 2003 Plan at an exercise price of $0.65 per share. On the option grant date, the Compensation Committee determined that the fair market value of a share of the Common Stock was $0.65. In determining the value of the Common Stock on this grant date, the Compensation Committee principally relied upon the June 2006 Valuation Report prepared by Empire after concluding that nothing material had changed with respect to the Company’s business since the date of such report.

On August 14, 2006, the Company granted options to purchase 250,000 shares of Common Stock under its 2003 Plan at an exercise price of $0.65 per share. On the option grant date, the Compensation Committee determined that the fair market value of a share of the Common Stock was $0.65. Given that no material corporate events had occurred with respect to the Company’s business and the short amount of time that had transpired since the time of the July 12, 2006 meeting, the Compensation Committee determined that the fair market value of the Common Stock as determined by Empire in the June 2006 Valuation Report was still applicable as of August 14, 2006.

In light of the subsequently received September 2006 Valuation Report (received in October 2006), the Company has determined the reassessed value of the Common Stock for the stock option grants made during the Review Period, and as a result, with respect to the option grants made during July and August 2006, the reassessed value of the Common Stock was $0.88 per share for the July grants and $1.06 for the August grants, rather than $0.65, based on interpolation between the June 2006 and the September 2006 Valuation Reports. Please see “Reassessment Valuation” below for a further discussion of the factors that contributed to this reassessment.

D. Options Granted in November 2006

On November 1, 2006, November 2, 2006, November 8, 2006, and November 17, 2006, the Company granted options to purchase 11,893,339 shares, 2,270,000 shares, 250,000 shares and 1,700,000

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

shares of Common Stock, respectively, under its 2003 Plan, in each case at an exercise price of $1.32 per share. On each of the option grant dates, the Compensation Committee determined that the fair market value of a share of the Common Stock was $1.32. In determining the value of the Common Stock on each of the November 2006 grant dates, the Compensation Committee principally relied upon the September 2006 Valuation Report prepared by Empire after concluding that nothing material had changed with respect to the Company’s business since the date of such report.

In light of the subsequently received November 2006 Valuation Report (received in December 2006), the Company has determined the reassessed value of the Common Stock for the stock option grants made during the Review Period, and as a result, with respect to the option grants made during November 2006, the reassessed value of the Common Stock was $1.33 per share for November 1, 2 and 8, 2006, and $1.34 per share for November 17, 2006, rather than $1.32, based on interpolation between the September 2006 and the November 2006 Valuation Reports. Please see “Reassessment Valuation” below for a further discussion of the factors that contributed to this reassessment.

E. Options Granted in December 2006

On December 15, 2006 and December 20, 2006, the Company granted options to purchase 1,408,400 shares and 220,000 shares of Common Stock, respectively, under its 2003 Plan, in each case at an exercise price of $1.34 per share. On each of the option grant dates, the Compensation Committee and Board, respectively, determined that the fair market value of a share of the Common Stock was $1.34. In determining the value of the Common Stock on each of the December 2006 grant dates, the Compensation Committee and Board principally relied upon the November 2006 Valuation Report prepared by Empire after concluding that nothing material had changed with respect to the Company’s business since the date of such report.

In light of the subsequently received December 2006 Valuation Report (received in January 2007), the Company has determined the reassessed value of the Common Stock for the stock option grants made during the Review Period, and as a result, with respect to the option grants made during December 2006, the reassessed value of the Common Stock was $1.39 per share for December 15th and $1.40 per share for December 20th, rather than $1.34, based on interpolation between the November 2006 and the December 2006 Valuation Reports. Please see “Reassessment Valuation” below for a further discussion of the factors that contributed to this reassessment.

F. Options Granted in January 2007

On January 24, 2007, the Company granted options to purchase 1,033,900 shares of Common Stock under its 2003 Plan at an exercise price of $1.44 per share. On the option grant date, the Compensation Committee determined that the fair market value of a share of the Common Stock was $1.44. In determining the value of the Common Stock on the grant date, the Compensation Committee principally relied upon the December 2006 Valuation Report.

However, subsequent to the option grants made on January 24, 2007, one of the Company’s major stockholders, ADC Telecommunications, Inc. (“ADC”), entered into a stock purchase agreement pursuant to which ADC would sell all of the shares of Company capital stock owned by it to certain venture capital investors that are existing stockholders of the Company. The proposed sale of stock by ADC was entered into on January 31, 2007 and is subject to certain closing conditions that include the satisfaction of regulatory waiting periods. This proposed sale involves the sale by ADC of shares of both preferred stock and Common Stock of the Company. According to the parties to the ADC stock sale transaction, the price to be paid for ADC’s shares of the Common Stock is equal to $1.44 per share, and the price to be paid for ADC’s shares of Company preferred stock is equal to $2.23 per share. The differential in value between the Common Stock and preferred stock is a result of the incremental preferences and rights associated with the preferred stock. The Company notes that this is a current transaction for a minority common stock interest between willing parties (i.e., this is not a forced or liquidation sale) that meets the definition of fair value as described in paragraph 10 of the Practice Aid.

G. Additional Factors Supporting Board’s Determination of Fair Market Value During the Review Period

At each of the grant dates during the Review Period, the Board (or its Compensation Committee) also considered the following factors in addition to the Empire valuation reports in determining the fair market value of the Common Stock:

Actual and Projected Financial Results. At the time of each grant by the Board, the Board considered both the current financial status of the Company as well as the future prospects of the Company in making its assessment of the fair market value of shares of Common Stock.

Business Risks. At the time of each grant, the Board considered in its determination of the fair market value, numerous business risks to the Company’s future profitability and financial results including, market acceptance of the Company’s products, development of new products, the intense competition experienced by the Company in its markets, the Company’s customer concentration, and the possibility that the Company’s customers, several of which are multi-billion dollar cable providers, could change their product plans, particularly in a manner that would be adversely to a relatively small, privately-held company such as the Company.

Liquidity and Control Discounts of the Common Stock. At the time of the respective option grants during the Review Period, the Board considered the fact that the shares underlying the options granted were not registered under the Securities Act of 1933, as amended, and thus had limited transferability and liquidity. Such lack of liquidity has a direct adverse impact on the fair market value of the underlying shares of the Common Stock.

Absence of Third-Party Stock Transactions. There were no sales by stockholders of the Company of any shares of preferred stock or Common Stock during the Review Period. Accordingly, until January 31, 2007, which was one week after the last time the Board had granted any stock options, the Board (and Empire) did not have any pricing information from transactions in which capital stock of the Company was transferred by third parties that would support a different fair market value for the Common Stock. However, as noted above, on January 31, 2007, ADC, which is one of the Company’s major stockholders, entered into a stock purchase agreement pursuant to which it agreed to sell all of the shares owned by it to certain investors at a purchase price per share of $1.44 with respect to the shares of Common Stock. The Company understands that this sale transaction is expected to close in mid-February 2007.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

In light of these factors, the Board believes that the Empire valuations were reasonable and provided an accurate fair value for the Common Stock.

Reassessment Analysis

At the time of each equity award grant, the Board believed that it had appropriately determined the fair value of such stock in a manner consistent with the guidance in the Practice Aid. However, in view of the potential timing and valuation for the Company’s initial public offering, for accounting purposes, the Company applied hindsight to reassess the fair value of its Common Stock for the equity awards granted during the Review Period.

In the reassessment, the Board considered the following drivers for the increases in the value of the Common Stock from December 31, 2005 to December 31, 2006:

•

During 2006, the Company had developed a larger and more diverse customer base. In particular, the Company had approximately $56.0 million in net revenues in 2006 attributable to sales of its Telco TV product solutions, which represented its first recognition of significant revenues from customers in the telecommunications industry, such as Verizon.

•	Revenues increased from $98.0 million in 2005 to $176.2 million in 2006.

•	With the third and fourth quarters of 2006, the Company experienced its first two fiscal quarters of profitability.

•	The probability for an anticipated exit event (the Company’s initial public offering) had significantly increased.

As a result, the reassessment of the value of the underlying Common Stock for the options granted in fiscal 2006 was calculated using an interpolation between Valuation Reports.

The table below lists the equity award grant date or Empire valuation date, the number of shares of Common Stock subject to the equity awards granted on such date, the Board-determined per share value of the Common Stock on the date of grant, the reassessed fair value per share of the Common Stock and intrinsic value per share. All equity awards made during the Review Period were stock option awards. In the table, various numbers have been rounded for ease of presentation.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

Summary Table of Option Grants During the Review Period

Date of Issuance or Empire Valuation	Number of Options Granted	Exercise Price Per Share	Deemed Market Value Per Share			Intrinsic Value Per Share
December 31, 2005 Empire Valuation	—	—		$0.55			—
January 16, 2006	200,000	$0.47		$0.55			$0.08
January 24, 2006	618,100	$0.47		$0.55			$0.08
April 4, 2006	405,000	$0.55		$0.61			$0.06
April 10, 2006	3,987,700	$0.55		$0.61			$0.06
May 2, 2006	600,925	$0.55		$0.63			$0.08
June 1, 2006 Empire Valuation	—	—		$0.65			—
July 12, 2006	1,329,450	$0.65		$0.88			$0.23
August 14, 2006	250,000	$0.65		$1.06			$0.41
September 30, 2006 Empire Valuation	—	—		$1.32			—
November 1, 2006	11,893,339	$1.32		$1.33			$0.01
November 2, 2006	2,270,000	$1.32		$1.33			$0.01
November 8, 2006	250,000	$1.32		$1.33			$0.01
November 17, 2006	1,700,000	$1.32		$1.34			$0.02
November 30, 2006 Empire Valuation	—	—		$1.34			—
December 15, 2006	1,408,400	$1.34		$1.39			$0.05
December 20, 2006	220,000	$1.34		$1.40			$0.06
December 31, 2006 Empire Valuation	—	—		$1.44			—
January 24, 2007	1,033,900	$1.44	$	[___	]*	$	[____	]*

*	The Company plans to re-evaluate the deemed market value per share relating to the January 24, 2007 option grants in connection with the closing of its books for the quarter ending March 31, 2007.

The Company has carefully considered the issues relevant to estimating the compensatory element of equity awards granted during the Review Period and has consulted closely with its unrelated, third-party valuation firm, auditors and legal counsel. In addition, the Company has consulted with its lead underwriters regarding the estimated market capitalization of the Company if the Company were to complete the initial public offering. Based on this review, the Company believes that it has recorded appropriate amounts for stock-based compensation and related amortization expense in connection with these equity award grants. The Company believes that the estimated fair values of the Common Stock as set forth in the table above, which were reassessed with the benefit of hindsight and after the analysis of relevant factors, are fair and reasonable.

Conclusion

In connection with the filing of its Registration Statement, the Company has reviewed all stock option grants made during the Review Period with the benefit of hindsight and the knowledge of how particular uncertainties existing at the time of the stock option grants were ultimately resolved. Based on this review, the Company has concluded that stock-based compensation should be recorded for stock options granted during such period, as described herein.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THIS MEMORANDUM OF RESPONSE. INFORMATION IN THIS DOCUMENT MARKED WITH A “[***]” HAS BEEN OMITTED AND THE COMPANY HAS REQUESTED CONFIDENTIAL TREATMENT WITH RESPECT TO SUCH PORTION.

Based on the factors described above, the Company believes that the estimated fair value of the Common Stock, as determined for the purposes of financial accounting of stock option grants, increased from $0.55 per share at December 31, 2005 to $1.44 per share at December 31, 2006.

As stated above, the Company currently estimates that the price range of the Common Stock in the initial public offering is expected to be approximately $2.25 to $2.75 per share. As also stated above, in connection with the closing of its books for the quarter ending March 31, 2007, the Company plans to re-evaluate the deemed market value per share relating to the January 24, 2007 option grants. Nonetheless, the Company believes it was justified in using a lower per-share price for the Common Stock in connection with its recent option grants in January 2007 for the following reasons:

•	continued uncertainty relating to the actual price per share of the Common Stock in the initial public offering which is unknown at this time;

•	uncertainty relating to general economic conditions and market fluctuations which could impact the timing, pricing and success of the Company’s initial public offering;

•	uncertainty relating to the performance of the Company’s business in the first quarter of 2007; and

•

the price per share proposed to be paid by third-party purchasers in an arms-length purchase of shares of the Common Stock from ADC, as evidenced by a stock purchase transaction entered into on January 31, 2007. This third-party transaction validates the risks enumerated above.

The Company therefore believes that the estimated fair values used as the basis for determining stock-based compensation in connection with its stock option grants are reasonable and appropriate for the reasons set forth herein.